Exhibit 4.2

INVESTOR AGREEMENT

INVESTOR AGREEMENT

THIS INVESTOR AGREEMENT (this “Agreement”) is made as of March 18, 2016, by and among TESARO, Inc., a Delaware corporation (the “Company”), The Northern Trust Company in its capacity as custodian (the “FF Investor”) for the Future Fund Investment Company No.4 Pty Ltd (ACN 134 338 926) of Level 43, 120 Collins Street, Melbourne, Victoria 3000 (the “FF Beneficial Investor”), the FF Beneficial Investor, Ally Bridge LB Healthcare Master Fund Limited and ABG Innovation III-SO Limited (together with Ally Bridge LB Healthcare Master Fund Limited, “Ally Bridge”).

WHEREAS, the Stock Purchase Agreement, dated as of February 24, 2016, by and between the Company and the Investors and the other parties thereto (the “Purchase Agreement”) provides for the issuance and sale by the Company to the Investors, and the purchase by the Investors, of a number of shares (such shares, the “Purchased Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at a price per share of the Per Share Price (as defined in the Purchase Agreement); and

WHEREAS, as a condition to consummating the transactions contemplated by the Purchase Agreement, each Investor and the Company have agreed upon certain rights and restrictions as set forth herein with respect to the Purchased Shares and other securities of the Company beneficially owned by such Investor and its Affiliates, and it is a condition to the closing under the Purchase Agreement that this Agreement be executed and delivered by the Investors and the Company.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.	Definitions. As used in this Agreement, the following terms shall have the following meanings:

1.1

“Affiliate” means, with respect to any Person, another Person that controls, is controlled by or is under common control with such Person.  A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  For the purposes of this Agreement, in no event shall an Investor or any of its Affiliates be deemed Affiliates of the Company or any of its Affiliates, nor shall the Company or any of its Affiliates be deemed Affiliates of an Investor or any of its Affiliates. Further, each of the parties to this Agreement (other than the FF Beneficial Investor) acknowledges the FF Beneficial Investor and/or its Affiliates may have appointed a number of managers with discretionary mandates to invest and manage assets on behalf of the FF Beneficial Investor and/or its Affiliates.  The obligations under this Agreement will not apply to any conduct by a manager taken on the FF Beneficial

Investor’s and/or its Affiliate’s behalf provided such conduct is on a discretionary basis.
1.2	“Agreement” shall have the meaning set forth in the Preamble to this Agreement, including all Exhibits attached hereto.
1.3	“Ally Bridge” shall have the meaning set forth in the Preamble to this Agreement.
1.4

“beneficial owner,” “beneficially owns,” “beneficial ownership” and terms of similar import used in this Agreement shall, with respect to a Person, have the meaning set forth in Rule 13d-3 under the Exchange Act (i) assuming the full conversion into, and exercise and exchange for, shares of Common Stock of all Common Stock Equivalents beneficially owned by such Person and (ii) determined without regard for the number of days in which such Person has the right to acquire such beneficial ownership.

1.5

“Business Day” means any day except Saturday, Sunday and any legal holiday or a day on which banking institutions in Boston, Massachusetts generally are authorized or required by law or other governmental actions to close.

1.6

“Change of Control” shall occur if: (a) any Third Party acquires directly or indirectly the beneficial ownership of any voting security of the Company, or if the percentage ownership of such person or entity in the voting securities of the Company is increased through stock redemption, cancellation or other recapitalization, and immediately after such acquisition or increase such Third Party is, directly or indirectly, the beneficial owner of voting securities representing more than fifty percent (50%) of the total voting power of all of the then outstanding voting securities of the Company; (b) a merger, consolidation, recapitalization, or reorganization of the Company is consummated, other than any such transaction that would result in stockholders or equity holders of the Company immediately prior to such transaction owning at least fifty percent (50%) of the outstanding securities of the surviving entity (or its parent entity) immediately following such transaction; (c) the stockholders or equity holders of the Company approve a plan of complete liquidation of the Company, or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than pursuant to the transaction described above or to an Affiliate; or (d) individuals who, as of the date hereof, constitute the Board of Directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors of the Company (provided,  however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was recommended or approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board).
1.7	“Closing Date” means the date on which the “Closing” (as defined in the Purchase Agreement) occurs.
1.8	“Common Stock” shall have the meaning set forth in the Preamble to this Agreement.
1.9

“Common Stock Equivalents” means any options, warrants or other securities or rights convertible into or exercisable or exchangeable for, whether directly or following conversion into or exercise or exchange for other options, warrants or other securities or rights, shares of Common Stock or any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of, or voting or other rights of, the Common Stock.

1.10	“Company” shall have the meaning set forth in the Preamble to this Agreement.
1.11

“Disposition” or “Dispose of” means any (i) pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant for the sale of, or other disposition of or transfer of any shares of Common Stock, or any Common Stock Equivalents, including, without limitation, any “short sale” or similar arrangement, or (ii) swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of Common Stock, whether any such swap or transaction is to be settled by delivery of securities, in cash or otherwise.

1.12	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.
1.13	“Existing Registration Statement” shall have the meaning set forth in Section 2.1.
1.14	“FF Beneficial Investor” shall have the meaning set forth in the Preamble to this Agreement.
1.15	“FF Investor” shall have the meaning set forth in the Preamble to this Agreement.
1.16

“FF Side Letter” means the letter agreement in substantially the form attached as Exhibit D to the Purchase Agreement, to be entered into by and between the Company, the FF Beneficial Investor and the FF Investor

at the Closing (as defined in the Purchase Agreement), and as amended from time to time.
1.17

“Governmental Entity” means any court, agency, authority, department, regulatory body or other instrumentality of any government or country or of any national, federal, state, provincial, regional, county, city or other political subdivision of any such government or country or any supranational organization of which any such country is a member.

1.18	“Holder” means each Investor and any Permitted Transferee thereof (only for so long as such Person remains an Affiliate of such Investor), if any, in accordance with Section 6.8.
1.19	“Investor” means any of the FF Investor or Ally Bridge and “Investors” means both of the FF Investor and Ally Bridge.
1.20	“Law” or “Laws” means all laws, statutes, rules, regulations, orders, judgments, injunctions and/or ordinances of any Governmental Entity.
1.21	“Lock-Up Securities” shall have the meaning set forth in Section 4.1.
1.22	“Lock-Up Term” means the period from and after the date of this Agreement until the occurrence of any event set forth in Section 5.3.
1.23

“Permitted Transferee” means, with respect to each Investor, (i) an Affiliate of such Investor, (ii)  the acquiring Person in the case of a Change of Control of such Investor; or (iii) in the case of the FF Investor and the FF Beneficial Investor, any Permitted Transferee (as defined in the FF Side Letter).

1.24

“Person” means any individual, limited liability company, partnership, firm, corporation, association, trust, unincorporated organization, government or any department or agency thereof or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the Exchange Act.

1.25

“Prospectus” means the prospectus forming a part of any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all amendments (including post-effective amendments) and including all material incorporated by reference or explicitly deemed to be incorporated by reference in such prospectus.

1.26	“Prospectus Supplement” shall have the meaning set forth in Section 2.1.
1.27	“Purchase Agreement” shall have the meaning set forth in the Preamble to this Agreement, and shall include all Exhibits attached thereto.

1.28

“Purchased Shares” shall have the meaning set forth in the Preamble to this Agreement, and shall be adjusted for (i) any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization and (ii) any Common Stock issued as (or issuable upon the exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the Purchased Shares.

1.29

“registers,” “registered,” and “registration” refer to a registration effected by preparing and filing a Registration Statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such Registration Statement or document by the SEC.

1.30

“Registrable Securities” means (i) the Purchased Shares, together with any shares of Common Stock issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization and (ii) any Common Stock issued as (or issuable upon the exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the shares of Common Stock described in clause (i) of this definition, excluding in all cases, however, (A) any Registrable Securities if and after they have been transferred to a Permitted Transferee in a transaction in connection with which registration rights granted hereunder are not assigned, (B) any Registrable Securities in a public distribution or a public securities transaction, or (C) if an Investor and its Affiliates together own less than 500,000 Purchased Shares, such Investor’s Purchased Shares eligible for resale pursuant to Rule 144(b)(1)(i) under the Securities Act.

1.31

“Registration Expenses” means all expenses incurred by the Company in connection with the Prospectus Supplement pursuant to Section 2.1 or the Company’s compliance with Section 2.3, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky Laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of any Registrable Securities), expenses of printing (i) certificates for any Registrable Securities in a form eligible for deposit with the Depository Trust Company or (ii) Prospectus if the printing of Prospectus is requested by Holders, messenger and delivery expenses, fees and disbursements of counsel for the Company and its independent certified public accountants (including the expenses of any management review, cold comfort letters or any special audits required by or incident to such performance and compliance), Securities Act liability insurance (if the Company elects to obtain such insurance), the reasonable fees and expenses of any special experts retained by the Company in connection with such registration, fees and expenses of other Persons retained by the Company and the reasonable fees and expenses (such fees and expenses not to exceed $15,000 for all Holders, selected by the Holders of a majority of the Registrable Securities. In addition, the Company will pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Purchased Shares to be registered on each securities exchange, if any, on which equity securities issued by the Company are then listed or the quotation of such securities on any national securities exchange on which equity securities issued by the Company are then quoted.

1.32

“Registration Statement” means any registration statement of the Company under the Securities Act that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement (including post-effective amendments), and all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Registration Statement.

1.33

“Required Period” means the period from and after the expiration of the Lock-Up Term until the earlier of (i) such time as all such Registrable Securities are sold under an effective Registration Statement or (ii) all such Registrable Securities are eligible for sale pursuant to Rule 144 and can be sold in no more than two transactions in a period of three months and one day in accordance with the volume limitations contained in Rule 144, as applicable.

1.34	“SEC” means the United States Securities and Exchange Commission.
1.35	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.
1.36	“Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement.
1.37

“Shares of Then Outstanding Common Stock” means, at any time, the issued and outstanding shares of Common Stock at such time, as well as all capital stock issued and outstanding as a result of any stock split, stock dividend, or reclassification of Common Stock distributable, on a pro rata basis, to all holders of Common Stock.

1.38	“Standstill Parties” shall have the meaning set forth in Section 3.1.
1.39	“Standstill Term” means the period from and after the date of this Agreement until the occurrence of any event set forth in Section 5.2.

1.40	“Third Party” means any Person (other than a Governmental Entity) other than each Investor, the Company or any of their respective Affiliates.
1.41	“Underwritten Offering” means a registration in which Registrable Securities are sold to an underwriter for reoffering to the public.
1.42	“Violation” shall have the meaning set forth in Section 2.7(a).
Section 2.	Registration Rights.
2.1

Prospectus Supplement. Subject to the terms and conditions in this Agreement, the Company shall use its commercially reasonable efforts to file no later than the date six (6) months after the Closing Date, a supplement to the Company’s Prospectus dated July 1, 2013 (the “Prospectus Supplement”) to the Company’s existing Registration Statement (File No. 333-189718) filed by the Company on July 1, 2013 (the “Existing Registration Statement”) to cover the registration of the Registrable Securities in order to permit or facilitate the sale and distribution of all of the Registrable Securities by the Holders; provided,  however, that the Company shall not be obligated to file the Prospectus Supplement pursuant to this Section 2.1 if:

(a) the Company furnishes to the Holders a certificate signed by an authorized officer of the Company stating that (i) as of the date hereof, the Company expects to file a registration statement for the public offering of securities for the account of the Company (other than a registration of securities (x) issuable pursuant to an employee stock option, stock purchase or similar plan, (y) issuable pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act or (z) in which the only securities being registered are securities issuable upon conversion of debt securities which are also being registered), provided, that the Company is actively employing good faith efforts to cause such registration statement to become effective, or (ii) the Company is engaged in a material transaction or has an undisclosed material corporate development, in either case, which would be required to be disclosed in the Prospectus Supplement, and in the good faith judgment of the Company’s Chief Executive Officer or Board of Directors, such disclosure would be materially detrimental to the Company and its stockholders at such time (in which case, the Company shall disclose the matter as promptly as reasonably practicable and thereafter file the Prospectus Supplement, and each Holder agrees not to disclose any information about such material transaction or undisclosed material corporate development to Third Parties until such disclosure has occurred or such information has entered the public domain other than through breach of this provision by such Holder), provided, however, that the Company shall have the right to only defer the filing of the Prospectus Supplement pursuant to this Section 2.1(a) until the date one hundred and twenty (120) days after the six (6) month anniversary of the Closing Date; or

(b) at any time prior to the filing of the Prospectus Supplement, any Holder is in breach of or has failed to cause its Affiliates to comply with the obligations and restrictions of Sections 3, 4 or 5 of this Agreement, the Company has provided notice of such breach to a Holder and such breach or failure is ongoing and has not been remedied; it being understood that (i) a one-time, inadvertent and de minimis breach of Section 4 shall not be deemed to be a breach of the obligations and restrictions under Section 4 for purposes of this Section 2.1(b) and (ii) a de minimis breach of Section 3.1(a) hereof, or an inadvertent breach of Section 3.1(f) hereof arising from informal discussions covering general corporate or other business matters the purpose of which is not intended to effectuate or lead to any of the actions referred to in paragraphs (a) through (e) of Section 3.1, shall not be deemed to be a breach of the obligations and restrictions under Section 3.1 for purposes of this Section 2.1(b).

2.2

Continuous Effectiveness of Registration Statement. The Company will use its commercially reasonable efforts to keep the Existing Registration Statement and, once filed, the Prospectus Supplement continuously effective for the Required Period; provided, however, that if fifteen days prior to (or sooner at the election of the Company) the expiration of the Existing Registration Statement in accordance with Rule 415(a)(5) as promulgated under the Securities Act there remain Registrable Securities, the Company will use its commercially reasonable efforts to either file and have declared effective (if not automatically effective) a replacement Registration Statement on Form S-3 in accordance with Rule 415(a)(6) as promulgated under the Securities Act or a separate Registration Statement on Form S-3 or other appropriate form (which, for the avoidance of doubt, would be filed prior to the expiration of the Existing Registration Statement) (either such Registration Statement, the “Replacement Registration Statement”) to register the resale of the Registrable Securities and include in the prospectus (the “Replacement Prospectus”) for the Replacement Registration Statement the information contained, or to be contained, in the Prospectus Supplement, in which case the references in this Agreement to Prospectus Supplement shall mean the Replacement Prospectus.

2.3	Obligations of the Company. The Company shall:

(a) prior to filing the Prospectus Supplement or any amendments thereto, the Company shall furnish to the Holders and their counsel  all such documents proposed to be filed, and any Holder shall have the opportunity to comment on any information pertaining solely to such Holder and its plan of distribution that is contained therein and the Company shall incorporate the comments reasonably requested by such Holder with respect to such information prior to filing the Prospectus Supplement or amendment;

(b) furnish to the Holders such numbers of copies of the Prospectus Supplement (including each preliminary prospectus or free writing prospectus, if applicable) in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(c) notify the Holders promptly after the Prospectus Supplement has been filed;
(d) notify the Holders promptly of any request by the SEC for the amending or supplementing of the Prospectus Supplement or for additional information related thereto and promptly deliver to the Holders copies of any comments received from the SEC;

(e) notify the Holders promptly of any stop order suspending the effectiveness of the Prospectus Supplement or the initiation of any proceedings for that purpose, and use commercially reasonable efforts to obtain the withdrawal of any such order or the termination of such proceedings;

(f) use its commercially reasonable efforts to register and qualify the Registrable Securities under such other securities or blue sky Laws of such jurisdictions as shall be reasonably requested by the Holders, use its commercially reasonable efforts to keep each such registration or qualification effective, including through new filings, or amendments or renewals, during the Required Period, and notify the Holders of the receipt of any written notification with respect to any suspension of any such qualification; provided,  however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(g) promptly notify each Holder of the occurrence of any event as a result of which the Prospectus Supplement includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare a supplement or amendment to the Prospectus Supplement or file any other required document so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus Supplement will not contain an untrue statement of material fact or omit to state any fact necessary to make the statements therein not misleading;

(h) upon reasonable notice and during normal business hours, subject to the Company receiving customary confidentiality undertakings or agreements from any Holder or other person obtaining access to Company records, documents, properties or other information pursuant to this Section 2.3(h), make available for inspection by a representative of such Holder and any attorneys or accountants retained by any such Holder, relevant financial and other records, pertinent corporate documents and properties of the Company, and use its commercially reasonable efforts to cause the officers, directors and employees of the Company to supply all information reasonably requested by any such representative, attorneys or accountants in connection with the Registration Statement;

(i) use its reasonable efforts to comply with all applicable rules and regulations of the SEC relating to the Prospectus Supplement and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act, provided that the Company will be deemed to have complied with this Section 2.3(i) with respect to such earning statements if it has satisfied the provisions of Rule 158;

(j) cause the Registrable Securities covered by the Prospectus Supplement to be listed on each securities exchange, if any, on which equity securities issued by the Company are then listed; and
(k) reasonably cooperate with each Holder and their respective counsel in connection with filings required to be made with the Financial Industry Regulatory Authority, Inc., if any.
2.4

Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself and the Registrable Securities held by it as shall be reasonably necessary to effect the registration of such Holder’s Registrable Securities.

2.5

No Underwritten Offering. Notwithstanding anything herein to the contrary, neither the Prospectus Supplement nor the plan of distribution for the Registrable Securities will contemplate, and the Company is not obligated to register the Registrable Securities for resale in, an Underwritten Offering.

2.6

Expenses. All Registration Expenses shall be borne by the Company. Solely to the extent that Company elects to pursue an Underwritten Offering, all Selling Expenses incurred in connection with any registration hereunder shall be borne by the Holders of Registrable Securities covered by a Registration Statement, pro rata on the basis of the number of Registrable Securities registered on their behalf in such Registration Statement.

2.7	Indemnification.

(a) The Company shall indemnify and hold harmless each Holder and, in the case of the FF Investor, the FF Beneficial Investor and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of Exchange Act and the officers, directors, owners, agents and employees of such controlling Persons, against any and all losses, claims, damages or liabilities (joint or several) to which they may become subject under any securities Laws including, without limitation, the Securities Act, the Exchange Act, or any state securities Law or any rule or regulation promulgated thereunder, or otherwise, including the amount paid in settlement of any litigation commenced or threatened, and shall promptly reimburse them, as and when incurred, for any legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each, a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the Existing Registration Statement, including any preliminary prospectus or final prospectus contained therein (including the Prospectus Supplement) or any free writing prospectus or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company (or any of its agents or Affiliates) of the Securities Act, the Exchange Act,

any state securities Law, or any rule or regulation promulgated under any state securities Law; provided,  however, the Company shall not be liable in any such case for any such loss, claim, damage, liability or action to the extent that it (A) arises out of or is based upon a Violation which occurs solely in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder; or (B) is caused by such Holder’s disposition of Registrable Securities during any period during which such Holder is obligated to discontinue any disposition of Registrable Securities as a result of any stop order suspending the effectiveness of the Existing Registration Statement or Prospectus Supplement of which such Holder has received written notice or during any period in which the effectiveness of the Existing Registration Statement or Prospectus Supplement has been suspended by the Company in order for the Company to amend the Existing Registration Statement or Prospectus Supplement and the Company has provided the Holders notice thereof. The Company shall pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this Section 2.7(a), in connection with investigating or defending any such loss, claim, damage, liability or action; provided,  however, that the indemnity agreement contained in this Section 2.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without consent of the Company, which consent shall not be unreasonably withheld.

(b) Each Holder shall indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the officers, directors, owners, agents and employees of such controlling Persons, any other Holder and any controlling Person of any such other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing Persons may become subject, under liabilities (or actions in respect thereto) which arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation: (i) arises out of or is based upon a Violation which occurs solely in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder; or (ii) is caused by such Holder’s disposition of Registrable Securities during any period during which such Holder is obligated to discontinue any disposition of Registrable Securities as a result of any stop order suspending the effectiveness of the Existing Registration Statement or Prospectus Supplement of which such Holder has received written notice. Each such Holder shall pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this Section 2.7(b), in connection with investigating or defending any such loss, claim, damage, liability or action; provided,  however, that the indemnity agreement contained in this Section 2.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without consent of the Holder, which consent shall not be unreasonably withheld.

(c) Promptly after receipt by an indemnified party under this Section 2.7 of notice of the commencement of any action (including any action by a Governmental Entity) involving a claim referred to in this Section 2.7, such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided,  however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.7, but the omission so to deliver written notice to the indemnifying party shall not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.7.

(d) In order to provide for just and equitable contribution to joint liability in any case in which a claim for indemnification is made pursuant to this Section 2.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 2.7 provided for indemnification in such case, the Company and each Holder of Registrable Securities shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in proportion to the relative fault of the Company, on the one hand, and such Holder, severally, on the other hand; provided,  however, that in any such case, no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; provided further,  however, that in no event shall any contribution under this Section 2.7(d) on the part of any Holder exceed the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such contribution obligation, except in the case of willful misconduct or fraud by such Holder.

(e) The obligations of the Company and the Holders under this Section 2.7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement and otherwise.

Section 3.	Restrictions on Beneficial Ownership.

3.1

Standstill. During the Standstill Term each Investor and FF Beneficial Investor and their respective Affiliates (other than the FF Investor) (collectively, the “Standstill Parties”) shall not (and each Investor (other than the FF Investor) and the FF Beneficial Investor shall cause its Affiliates not to), without the prior written consent of the Board of Directors (or any committee thereof) of the Company, directly or indirectly:

(a) acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, more than one percent (1%) of any class or series of any equity or convertible debt securities of the Company or any of its subsidiaries (whether by purchase, business combination, merger, consolidation, share exchange, joint venture or otherwise); provided, however, notwithstanding the foregoing, each Investor (together with its Affiliates) and the FF Beneficial Investor (together with its Affiliates), in each case, may acquire securities of the Company in regular brokerage transactions on the public securities market, such that when taken together with the securities purchased pursuant to the Purchase Agreement, such entity beneficially owns (within the meaning of Section 13(d)(1) of the Exchange Act) up to 9.9% of any class or series of any equity or convertible debt securities of the Company;

(b) solicit proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents with respect to securities of the Company or initiate any stockholder proposal with respect to the Company;

(c) seek to advise, control or influence the management, Board of Directors or policies of the Company or any of its subsidiaries (other than communications with the Company’s management with respect to the Company’s business in the ordinary course), or take action for the purpose of convening a stockholders meeting of the Company;

(d) make any proposal or any public announcement (including, for the avoidance of doubt, indirectly by means of communication with the press or media) relating to a tender or exchange offer for securities of the Company or any of its subsidiaries or relating to any business combination, acquisition, merger, consolidation, share exchange, sale of substantially all assets, liquidation, restructuring, recapitalization, or similar transaction involving the Company or its subsidiaries, or take any action that might require the Company to make a public announcement regarding any of the foregoing;

(e) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act for the purpose of acquiring, holding, voting or disposing of securities of the Company or any of its subsidiaries or taking any other actions restricted or prohibited under clauses (a) through (d) of this Section 3, or take any steps in connection therewith; or

(f) enter into any discussions, negotiations, arrangements or understandings with any third party (other than such Investor’s Affiliates) with respect to any of the actions restricted or prohibited under clauses (a) through (e) of this Section 3.

Nothing in this Agreement shall restrict an Investor or any of its representatives from (1)(a) from the date of this Agreement until June 30, 2016, making a request directly to the Board of Directors of the Company for written consent to submit a proposal regarding a possible business combination involving the Company and such Investor or any of their respective Affiliates (a “Transaction”) directly to the Board of Directors of the Company on a confidential basis, which request shall be considered in good faith (provided that if the Company believes that such Investor has made a confidential proposal not meeting the requirements of clause (a), the Company will provide such Investor notice of such violation and such Investor shall have the opportunity to withdraw or otherwise negate such proposal to ensure compliance with the provisions of this Section 3), or (b) following June 30, 2016, making a proposal regarding a possible Transaction directly to the CEO or Board of Directors of the Company on a confidential basis, (2) acquiring or offering to acquire, seeking, proposing or agreeing to acquire any third party that owns any securities or assets of the Company or (3) acquiring any securities of the Company in connection with any mutual fund, pension plan or employee benefit plan managed on behalf of employees or former employees of the Company.

Section 4.	Restrictions on Dispositions.
4.1

Lock-Up. During the Lock-Up Term, without the prior approval of the Company, each Investor shall not, and shall cause its Affiliates not to, Dispose of (x) any of the Purchased Shares, together with any shares of Common Stock issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization, and (y) any Common Stock issued as (or issuable upon the exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the shares of Common Stock described in clause (x) of this sentence (collectively, the “Lock-Up Securities”); provided,  however, that the foregoing shall not prohibit such Investor from (A) transferring Lock-Up Securities to a Permitted Transferee or (B) Disposing of any Lock-Up Securities in order to reduce the beneficial ownership of the Standstill Parties or the FF Beneficial Investor to 19.9%, or such lesser percentage as advised in good faith and in writing by such Investor’s certified public accountants that would not require such Investor to include in its financial statements its portion of the Company’s financial results, of the Shares of Then Outstanding Common Stock or, in the case of the FF Beneficial Investor as advised in good faith and in writing by the FF Beneficial Investor to enable it to comply with applicable law or official undertaking.

4.2

Certain Tender Offers. Notwithstanding any other provision of this Section 4, this Section 4 shall not prohibit or restrict any Disposition of Shares of Then Outstanding Common Stock and/or Common Stock Equivalents by the Standstill Parties into (a) a tender offer by a Third Party which is not opposed by the Company’s Board of Directors (but only after the Company’s filing of a Schedule 14D-9, or any amendment thereto, with the SEC disclosing the recommendation of the Company’s Board of Directors with respect to such tender offer) or (b) an issuer tender offer by the Company.

Section 5.	Termination of Certain Rights and Obligations.
5.1

Termination of Required Period. Except for Section 2.7, which shall survive until the expiration of any applicable statutes of limitation, Section 2 shall terminate automatically and have no further force or effect upon the earliest to occur of:

(a) the expiration of the Required Period;

(b) the date on which the Common Stock ceases to be registered pursuant to Section 12 of the Exchange Act; and
(c) a liquidation or dissolution of the Company.
5.2	Termination of Standstill Term. Section 3 shall terminate and have no further force or effect, upon the earliest to occur of:

(a) May 29, 2017;

(b) the date that the Company enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, a transaction involving all or more than 50% of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise); and

(c) the date that any person commences a tender or exchange offer that, if consummated, would make such person (or any of its affiliates) the beneficial owner (within the meaning of Section 13(d)(1) of the Exchange Act) of more than 50% of the Company’s equity securities;

provided,  however, that if Section 3 terminates due to clause (b) above and such agreement is abandoned or the transactions contemplated by the agreement are not consummated, the restrictions contained in Section 3 shall again be applicable until otherwise terminated pursuant to this Section 6.2.

5.3	Termination of Lock-Up Term. Section 4 shall terminate and have no further force or effect upon the earliest to occur of:

(a) the date three (3) months after the Closing Date;

(b) the consummation by a Person or group of a Change of Control of the Company, which, in the case of a tender offer, shall be deemed to occur upon the commencement of a tender offer for all outstanding shares of Common Stock;

(c) the date on which the Common Stock ceases to be registered pursuant to Section 12 of the Exchange Act; and
(d) a liquidation or dissolution of the Company.
5.4

Effect of Termination. No termination pursuant to any of Sections 6.1, 6.2, 6.3 or 6.4 shall relieve any of the parties (or the Permitted Transferee, if any) for liability for breach of or default under any of their respective obligations or restrictions under any terminated provision of this Agreement, which breach or default arose out of events or circumstances occurring or existing prior to the date of such termination.

Section 6.	Miscellaneous.

6.1

Governing Law; Submission to Jurisdiction. This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

6.2

Waiver. Waiver by a party of a breach hereunder by another party shall not be construed as a waiver of any subsequent breach of the same or any other provision. No delay or omission by a party in exercising or availing itself of any right, power or privilege hereunder shall preclude the later exercise of any such right, power or privilege by such party. No waiver shall be effective unless made in writing with specific reference to the relevant provision(s) of this Agreement and signed by a duly authorized representative of the party granting the waiver.

6.3

Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at their address as set forth on Exhibit A hereto, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.3.

6.4

Entire Agreement. This Agreement, the Purchase Agreement and in the case of the Company, the FF Investor and the FF Beneficial Investor, the FF Side Letter, contain the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements or understandings, whether written or oral, with respect hereto and thereto. The provisions of the FF Side Letter will prevail over the provisions of this Agreement to the extent of any inconsistency.

6.5	Amendments. Any term of this Agreement may be amended or terminated only with the written consent of the Company, the Holders and the FF Beneficial Investor.

6.6	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7	Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.8	Assignment.

(a) The rights of any Holder hereunder may be assigned in whole or in part (but only with all restrictions and obligations set forth in this Agreement) by a Holder to a Permitted Transferee which acquires at least 25,000 Registrable Securities (subject to adjustment in the event of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization) from such Holder; provided, however, (i) such Holder shall, within five (5) days prior to such transfer, furnish to the Company written notice of the name and address of such Permitted Transferee, details of its status as a Permitted Transferee and details of the Registrable Securities with respect to which such registration rights are being assigned, (ii) the Permitted Transferee, prior to or simultaneously with such transfer or assignment, shall agree in writing to be subject to and bound by all restrictions and obligations set forth in this Agreement, (iii) the applicable Investor shall continue to be bound by all restrictions and obligations set forth in this Agreement and (iv) such transfer or assignment shall be effective only if immediately following such transfer or assignment the further disposition of such Registrable Securities by the Permitted Transferee is restricted under the Securities Act and other applicable securities Law.

(b) Except for an assignment of this Agreement by a Holder to a Permitted Transferee in accordance with Section 6.8(a), neither this Agreement nor any rights or duties of a party hereto may be assigned by such party, in whole or in part, without (a) the prior written consent of the Company in the case of any assignment by a Holder; or (b) the prior written consent of the Investors in the case of an assignment by the Company.

6.9	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.10

Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.11

Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party other than any Affiliate of an Investor. No Third Party with the exception of any Affiliate of an Investor shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against any party hereto.

6.12	No Strict Construction. This Agreement has been prepared jointly and will not be construed against any party.

6.13	Remedies. The rights, powers and remedies of the parties under this Agreement are cumulative and not exclusive of any other right, power or remedy which such parties may have under any other agreement or Law. No single or partial assertion or exercise of any right, power or remedy of a party hereunder shall preclude any other or further assertion or exercise thereof.

6.14

Specific Performance. The Company and each Investor hereby acknowledge and agree that the rights of the parties hereunder are special, unique and of extraordinary character, and that if any party refuses or otherwise fails to act, or to cause its Affiliates to act, in accordance with the provisions of this Agreement, such refusal or failure may result in irreparable injury to the Company or such Investor, as the case may be, the exact amount of which would be difficult to ascertain or estimate and the remedies at law for which would not be reasonable or adequate compensation. Accordingly, if any party refuses or otherwise fails to act, or to cause its Affiliates to act, in accordance with the provisions of this Agreement, then, in addition to any other remedy which may be available to any damaged party at law or in equity, such damaged party will be entitled to seek specific performance and injunctive relief, without posting bond or other security, and without the necessity of proving actual or threatened damages, which remedy such damaged party will be entitled to seek in any court of competent jurisdiction.

6.15

No Conflicting Agreements. Each Investor hereby represents and warrants to the Company that neither it nor any of its Affiliates is, as of the date of this Agreement, a party to, and agrees that neither it nor any of its Affiliates shall, on or after the date of this Agreement, enter into any agreement that conflicts with the rights granted to the Company in this Agreement. The Company hereby represents and warrants to each Holder that it is not, as of the date of this Agreement, a party to, and agrees that it shall not, on or after the date of this Agreement, enter into any agreement or approve any amendment to its organizational documents with respect to its securities that conflicts with the rights granted to the Holders in this Agreement. The Company further represents and warrants that the rights granted to the Holders hereunder do not in any way conflict with the rights granted to any other holder of the Company’s securities under any other agreements.

6.16

No Publicity. The parties hereto agree that the provisions of Section 4.1 of the Purchase Agreement shall be applicable to the parties to this Agreement with respect to any public disclosures regarding the proposed transactions contemplated hereby or by the Purchase Agreement or regarding the parties hereto or their Affiliates (it being understood that the provisions of Section 4.1 of the Purchase Agreement shall be read to apply to disclosures of information relating to this Agreement and the transactions contemplated hereby).

6.17

Limitation of Liability. IN NO EVENT WILL ANY PARTY BE LIABLE TO ANY OTHER PARTY (OR SUCH OTHER PARTY’S AFFILIATES) IN CONNECTION WITH THIS AGREEMENT FOR LOST REVENUE, LOST PROFITS, LOST SAVINGS, LOSS OF USE, DAMAGE TO GOODWILL, OR ANY CONSEQUENTIAL, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR INDIRECT DAMAGES UNDER ANY THEORY, INCLUDING CONTRACT, NEGLIGENCE, OR STRICT LIABILITY, EVEN IF THAT PARTY HAS BEEN PLACED ON NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.

6.18	Construction. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs shall include the plural and vice versa. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, if applicable, hereof.  A reference to any party hereto includes such party’s permitted assignees and/or the respective successors in title to substantially the whole of such party’s undertaking. All references to “Sections” and “Exhibits” contained in this Agreement are, unless specifically indicated otherwise, references to sections or exhibits of or to this Agreement.  The recitals and exhibits to this Agreement form part of the operative provisions of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the recitals and exhibits to this Agreement.  As used in this Agreement, the following terms shall have the meanings indicated: (a) “day” means a calendar day; (b) “U.S.” or “United States” means the United States of America; (c) “dollar” or “$” means lawful currency of the United States; (d) “including” or “include” means “including without limitation”; and (e) references in this Agreement to specific laws includes the succeeding law, section, or provision corresponding thereto and the rules and regulations promulgated thereunder.

6.19 The FF Investor Limitation of Liability. The FF Investor enters into and is liable under (a) this Agreement, (b) any other document or agreement which the FF Investor may be required to provide under this Agreement and (c) any document or agreement executed by the Company or any other person as agent or attorney of the FF Investor under this Agreement only in its capacity as custodian for the FF Beneficial Investor, and to the extent that it is actually indemnified by the FF Beneficial Investor.  To the extent this paragraph operates to reduce the amounts for which the FF Investor would otherwise be liable to any person, the FF Beneficial Investor will pay or procure the payment of such amounts to such person.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

COMPANY:

TESARO, INC.

By: /s/ Joseph L. Farmer

Name: Joseph L. Farmer

Title: Senior VP and General Counsel

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

INVESTORS:

Ally Bridge LB Healthcare Master Fund Limited

By: /s/ Li Bin

Name: Li Bin

Title:  Director

ABG Innovation III-SO Limited

By: /s/ Law Thin Ken

Name:  Law Thin Ken

Title:  Director

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

FF INVESTOR:

EXECUTED on behalf of THE NORTHERN TRUST COMPANY (ABN 62 126 279 918), a company incorporated in the State of Illinois in the United States of America, in its capacity as custodian for Future Fund Investment Company No.4 Pty Ltd, by

Jonathan Carstens

being a person who, in accordance with the laws of that territory, is acting under the authority of the company in the presence of:

/s/ Talla Ansari

Signature of witness

TALLA ANSARI

Name of witness (block letters)

Level 43, 120 Collins St.,
Melbourne, VIC, 3000
Australia

Address of witness

Date: 25 February 2016

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Jonathan Carstens By executing this agreement the signatory warrants that the signatory is duly authorized to execute this agreement on behalf of THE NORTHERN TRUST COMPANY

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

FF BENEFICIAL INVESTOR:

Signed for and on behalf of Future Fund Investment Company No.4 Pty Ltd by: Paul Mann	/s/ Paul Mann
Name of Director	Signature of Director 25 February 2016
Date

EXHIBIT A

NOTICES

If to the Company:

1000 Winter Street

Suite #3300

Waltham, MA 02451

If to the FF Investor:

The Northern Trust Company

Level 47, 80 Collins Street

Melbourne VIC 3000 Australia

If to the FF Beneficial Investor:

Future Fund Investment Company No.4 Pty Ltd

Level 43, 120 Collins Street

Melbourne VIC 3000 Australia

If to Ally Bridge:

Unit 3002-04, 30th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong